LINKTONE TERMINATES EXCLUSIVE ADVERTISING PARTNERSHIP WITH TIANJIN SATELLITE TELEVISION

BEIJING, China, November 17, 2008 –Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment products and services to consumers in China, today announced that its affiliated entity, Shanghai Lang Yi Advertising Co., Ltd. (“Lang Yi”), has terminated its exclusive advertising partnership with Tianjin Satellite Television (“TJSTV”) and will cease to serve as TJSTV’s advertising agent effective immediately.  Lang Yi entered into the exclusive advertising agent agreement with TJSTV in November 2007. Linktone is determining the extent of any impairment charge that will be recorded on its financial statements as a result of this decision.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature based on the current expectations of Linktone Ltd. with respect to future events and are made only as of the date of publication.  These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements.  These risks and uncertainties includes: the ability of Linktone to successfully execute on its media strategy; the risk that Linktone will not be able to develop and effectively market innovative services; Linktone’s ability to control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand.  For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.

For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-51088234	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com